No Act

12/24/2012



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE




13000661

February 12, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/12/13

Jeannine E. Zahn
Wells Fargo & Company
jeannine.e.zahn@wellsfargo.com

Re: Wells Fargo & Company
Incoming letter dated December 24, 2012

Dear Ms. Zahn:

This is in response to your letters dated December 24, 2012 and January 16, 2013 concerning the shareholder proposal submitted to Wells Fargo by Walter K. Carlson and Ellen C. Carlson. We also have received letters from the proponents dated January 14, 2013 and January 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Walter K. Carlson
Ellen C. Carlson
management2000inc@earthlink.net

February 12, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 24, 2012

The proposal requests that the company's board establish a policy preventing the sale of or foreclosure upon loans, for which the collateral is real estate, which are in full compliance with all provisions of the note except payment in full upon maturity.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7). Proposals concerning a company's credit policies, loan underwriting, and customer relations are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wells Fargo relies.

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

137 Osprey Point Drive,
Osprey, FL 34229
(941) 966-7721
management2000inc@earthlink.net

January 17, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Via: FedEx No.

Re: Stockholder Proposal Submitted by Walter K. Carlson and Ellen C. Carlson to be included in the 2013 Wells Fargo & Company proxy statement and delivered at the annual meeting of Stockholders and Wells Fargo's letter dated January 16, 2013.

Ladies and Gentlemen:

Okay, let's not get too hung up on the date of receipt. We are concerned about when we were notified of Wells Fargo's "Intention to Omit" our Proposal only because of the mention of an eighty day deadline. We have no idea of who's deadline this is nor when the time limit starts and ends. Obviously, because proxy material must be printed, there is some type of deadline. This is why we submitted our Proposal back on November 7th 2012 for the April 2013 Shareholders' meeting, well within the deadline established by Wells Fargo for Shareholders' Proposals.

We can assure the Exchange that we did not see or touch the Wells Fargo FedEx overnight package on 12/26/12 or any other date. Obviously, it was not delivered (at least not to our address) or it would have been there when we returned on the 27th).

It is our contention that we submitted our Proposal in adequate time and whether it took 57 or 48 days for us to receive the Notice is of no consequence as long as our previously submitted rebuttal to Wells Fargo's No Action Request is accepted and acted upon.

Again, thanks for your consideration.

Sincerely yours,





Walter K. Carlson

Ellen C Carlson

cc: Wells Fargo and Company



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-4652
612/667-6082

VIA E-MAIL

January 16, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by Walter K. Carlson and Ellen C. Carlson

Ladies and Gentlemen:

On January 14, 2013 Wells Fargo & Company ("the Company") received the response of Walter K. and Ellen C. Carlson (the "Proponents") to the Company's request (the "No Action Request") that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend enforcement action to the Commission if the Company omits the Proponents' stockholder proposal from its 2013 proxy statement. The Company would like to respond to the Proponents concerns about the method of delivery of the No Action Request.

The Proponents assert that they received the No Action Request by U.S. Mail on January 5, 2013, and that the Company did not send it by overnight delivery as noted in the Company's email to the Staff. However, the Proponents had stated in earlier correspondence to the Company that they would be traveling during the holidays and requested that the Company not send correspondence to them by overnight delivery. They further indicated that they would be returning to their address in Osprey, Florida in late December. The Company attempted to contact the Proponents to see if there was an address to which an overnight package could be delivered to them, but were unable to reach the Proponents. Accordingly, not knowing what method would reach the Proponents most quickly, the Company sent the package both by U.S. Mail and by overnight delivery. The Proponents acknowledged receipt of the delivery by U.S. Mail; proof of the overnight delivery is attached.

In the absence of an email address for the Proponents, the Company used two delivery methods in order to deliver the No Action Request to the Proponents in the most



expedient manner possible. If the Staff has any questions, please contact the undersigned at 612/667-4652.

Very truly yours,



Jeannine E. Zahn
Senior Counsel

cc: Walter K. and Ellen C. Carlson

137 Osprey Point Drive,
Osprey, FL 34229
(941) 966-7721
management2000inc@earthlink.net

January 14, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Walter K. Carlson and Ellen C. Carlson to be included in the 2013 Wells Fargo & Company proxy statement and delivered at the annual meeting of Stockholders.

Ladies and Gentlemen:

By this letter, we are requesting that the Securities and Exchange Commission <u>deny</u> Wells Fargo's intention to omit from its proxy statement and form of proxy for the Wells Fargo 2013 annual meeting of stockholders (collectively, the "2013 Proxy Materials") our Proposal and <u>rule</u> the Proposal must be included in the proxy. A copy of our proposal and our letter of explanation as forwarded to Wells Fargo is enclosed. Both were sent via overnight delivery on November 7, 2012 and received by their Corporate Secretary on November 8, 2012.

We do not refute the fact that we were less than pleased with the outcome of Wells Fargo's decision to sell our loan and, by doing so, create a substantial loss for us and all Wells Fargo common stockholders.

We are aware that Rule 14a8(i)(4) relates to a personal claim or grievance against a corporation. We acknowledge that our proposal contains this element, however, <u>importantly, it **also** has the intention of protecting present and future stockholders from unnecessary losses resulting from irresponsible and costly actions by Wells Fargo.</u>

In other words, in this instance, we are wearing "two hats": (1) as individuals who were harmed by Wells Fargo's actions and (2) Stockholders who hope to prevent degradation of the Corporation's Stockholders' equity. The fact an action of a corporation harms an individual, who happens to be a stockholder, should <u>not</u> disallow that individual from exercising the rights guaranteed to all stockholders including submitting a proposal for inclusion in the proxy statement and presenting the proposal at the annual meeting, thereby protecting other stockholders from future damaging management practices by a corporation.

On the enclosed copy of the letter we sent to Wells Fargo on November 7, 2012 we have taken the liberty to highlight two statements which prove the intention of our proposal. So, right from the beginning we intended to do what ever we could to protect our investment in Wells Fargo common stock and to prevent other stockholders (whether or not they happen to do business with Wells) from loss of equity.

Regarding Rule 14a8(i)(7) as it covers our proposal dealing with a matter relating to Wells Fargo's ordinary business operations. Again, we agree that it does relate to ordinary business operations, but it is a necessary inclusion to further explain the implications of the Proposal. The reason for the second paragraph of our Proposal dealing with interest rates on extended loans was to alert the Directors and shareholders that extending a loan would not expose Wells Fargo to less than market interest rates thereby protecting the company and its shareholders from loss of revenue if and when market interest rates increase.

If the second paragraph of our Proposal is a deciding factor as to whether or not to include our proposal in the proxy, we will allow Wells Fargo to omit it from the proxy and related materials. Without it, however, Wells Fargo could assert that extending a loan could make that loan unprofitable, a result directly opposite from the intention of our Proposal.

As to Part B of Wells Fargo Notice to Omit, we could not disagree more with their contention that our proposal does not constitute a "Significant Policy Concern" As we understand it, one of the major charges to the Securities and Exchange Commission is to protect shareholders' interests. We believe preventing millions of dollars of losses to shareholders' equity clearly falls into this category.

We are simple shareholders who do not have access to a corporate legal department and can not afford the cost involved with hiring outside counsel. As a result, this letter may not be written with legal perfection, but we hope the rebuttals of Wells Fargo points of contention are understandable. Our Proposal is clearly written and should be easily understood by all stockholders.

A copy of this letter and it's enclosures will be sent to Wells Fargo's Corporate Offices by e-mail and overnight delivery (unlike the way we were served by Wells Fargo)

Lastly, we are concerned about the eighty (80) day reference made by Wells Fargo. As previously mentioned, Wells Fargo received our proposal on November 8, 2012. We were not notified of their "Intention to Omit" until January 5, 2013 when we received a copy of their request by U. S. Postal Service. (See copy of envelope attached) In Wells Fargo's correspondence to you, they assert the letter was forwarded "via overnight mail to the physical address provided by the Proponents for receiving correspondence" Such was not the case. Because, for fifty-six (56) days we were unaware of their decision to exclude our proposal, we feel that we should not have a time limit placed on our response which we drafted as soon as practical and e-mailed and sent by FedEx to you within 5 business days.

If you have questions regarding our rebuttal to the Wells Fargo Intention to Omit. please contact Walter K. Carlson via e-mail to *** FISMA & OMB Memorandum M-07-16 *** or by telephone to *** FISMA & OMB Memorandum M-07-16 ***

Please notify Wells Fargo as soon as practical that they must include our proposal in the 2013 proxy statement and form of proxy for the Wells Fargo 2013 annual meeting of stockholders.

Thanks in advance for your consideration.

Sincerely yours,



Walter K. Carlson



Ellen C Carlson

Enclosures: Copy of Proposal (Resolution and Supporting Statement)
Copy of 11/07/12 letter to Wells Fargo
Copy of envelope from Wells Fargo

Sent Via: FedEx No.

Walter K. Carlson & Ellen C. Carlson

*** FISMA & OMB Memorandum M-07-16 ***

Resolution

RESOLVED, that the stockholders of Wells Fargo & Company (the "Company") - insist its Board of Directors shall establish a policy for the company (including all wholly owned or majority controlled subsidiaries or entities) preventing the sale of or foreclosure upon loans, for which the collateral is real estate, which are in full compliance with all provisions the of note except payment in full upon reaching the due date of the note.

When a note is due, irrespective of current interest rates, the interest rate on said loans will not be reduced but may be increased to a rate equal to, but not more than one percent (1%) above the current average rate on the same class of loan negotiated by the bank for the preceding 30 days. At each subsequent anniversary of the maturity date of any such extended loan, the interest rate may be adjusted using the same methodology.

Supporting Statement

Wells Fargo sold (in lieu of foreclosure upon) notes guaranteed by Corporations we controlled even though all provisions of the loans, except full payment upon maturity date, had been complied with including, but not limited to, prompt and timely interest payments.

It is our understanding that the proceeds of the sale of said notes were far less than the face value of the notes, thereby creating a substantial loss of capital for Stockholders.

Had the company extended the maturity to a reasonable date in the future the notes would have been paid in full by our profitable businesses, the Stockholders would not have sustained a multimillion loss and we would not have be financially devastated.

It is our belief a large number of commercial and residential real estate loans on which the "loan to value" has fallen below the levels stated in the notes were and will be sold or foreclosed upon even though they were and are "current" thereby creating millions of dollars of losses to the Company resulting in loss of Stockholder equity. Many of these loans would have been or will be paid in full as the value of real estate recovers.

"Working" with those who have loans from Wells Fargo but have seen their equity in properties decrease would go a long way towards improving the public's poor perception the banking industry, including Wells Fargo.

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2012

Laurel A. Holschuh, Corporate Secretary
MAC #N9305-173
Wells Fargo Center
90 South 7th Street,
Minneapolis, MN 55479

Dear Ms. Holschuh

Attached is our Stockholder Proposal requesting the Board of Directors prohibit Wells Fargo and Company including all wholly owned or majority controlled subsidiaries or entities from the sale of or foreclosure upon loans collateralized by real estate which are in compliance with all provisions of the loan agreement except full payment upon maturity date.

In other words, any loan or mortgage which is "current" in all respects including, but not limited to interest payments, which has reached its maturity date can not be sold or foreclosed upon by any Wells Fargo Bank or unit. A provision for increasing interest rates on such loans is included.

Our proposal is submitted for shareholder inclusion in Wells Fargo's 2013 proxy statement as a result of a completely unnecessary sale of notes held by Wells Fargo Bank (resulting from Wells' acquisition of Wachovia) upon which we personally guaranteed payment. As a result of this unnecessary action, we were financially devastated and **Wells Fargo shareholders sustained a multimillion dollar loss of shareholder capital. Good and reasonable business practice would have dictated keeping these loans, collecting interest (and, in our case, partial profits from the business) and suffering no loss instead of the termination action taken by Wells Fargo. We believe similar foreclosure actions were implemented in significant numbers and the resulting loss to shareholders reached hundred of millions of dollars.**

Please acknowledge receipt of our proposal as soon as practical. We are temporarily at telephone number & OMB Memorandum M-07-16 Mail is being forwarded from Osprey, Florida.

Sincerely yours,





Walter K. Carlson

Ellen C. Carlson

Enclosures: Shareholder Proposal (Resolution and Supporting Statement)
Proof of share purchase
Proof of current share ownership

WELLS FARGO

Law Department
MAC N9305-173
Wells Fargo Center
90 South 7th Street
Minneapolis, MN 55402


UNITED STATES POSTAGE
PITNEY BOWES
02 1A
$ 01.05⁰
0004619955
DEC 26 2012
MAILED FROM ZIPCODE 55126

Walter K. and Ellen C. Carlson

*** FISMA & OMB Memorandum M-07-16 ***



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-4652
612/667-6082

VIA E-MAIL

December 24, 2012

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by Walter K. Carlson and Ellen C. Carlson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2013 annual meeting of stockholders (collectively, the "2013 Proxy Materials"), in reliance on Rule 14a-8(i)(4) and (i)(7), a proposal and related supporting statement (the "Proposal") submitted by Walter K. Carlson and Ellen C. Carlson (the "Proponents") and received by Wells Fargo on November 9, 2012.

In summary, the Proposal insists that the Board of Directors of Wells Fargo establish a policy preventing Wells Fargo from selling or foreclosing upon loans, for which the collateral is real estate, that are in full compliance with all provisions of the note except payment in full upon reaching the due date of the note. The Proposal also prescribes the methodology Wells Fargo must use to determine the interest rate for such loans upon maturity and each anniversary thereafter. The text of the Proposal, including the supporting statement, is attached to this letter as Exhibit A.

Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit the Proposal from its 2013 Proxy Materials pursuant to Rule14a-8(j) on the alternative grounds (1) that the Proposal relates to the redress of a personal claim or grievance against Wells Fargo and (2) that the Proposal deals with a matter relating to the conduct of Wells Fargo's ordinary business operations. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo

Together we'll go far



omits the Proposal from the 2013 Proxy Materials in reliance on Rule14a-8(i)(4) and (i)(7) for the reasons stated herein. Pursuant to Rule 14a-8(j), Wells Fargo has:

- filed this letter with the Commission no later than eighty (80) calendar days before it intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

The Proposal

The Proposal requests that the shareholders of Wells Fargo adopt the following resolution:

> RESOLVED, that the stockholders of Wells Fargo & Company (the "Company") - insist its Board of Directors shall establish a policy for the company (including all wholly owned or majority controlled subsidiaries or entities) preventing the sale of or foreclosure upon loans, for which the collateral is real estate, which are in full compliance with all provisions the of note except payment in full upon reaching the due date of the note.
>
> When a note is due, irrespective of current interest rates, the interest rate on said loans will not be reduced but may be increased to a rate equal to, but not more than one percent (1%) above the current average rate on the same class of loan negotiated by the bank for the preceding 30 days. At each subsequent anniversary of the maturity date of any such extended loan, the interest rate may be adjusted using the same methodology.

Discussion

1. Wells Fargo may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against Wells Fargo

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983).

We believe that it is clear on its face that the Proposal relates to the redress of a personal grievance against the Company. The supporting statement, as quoted below, ties the Proposal directly back to the Proponents' history with the Company:

> Wells Fargo sold (in lieu of foreclosure upon) notes guaranteed by Corporations we controlled even though all provisions of the loans, except full payment upon maturity date, had been complied with including, but not limited to, prompt and timely interest payments.

In addition, the Proponents state:

> Had the company extended the maturity to a reasonable date in the future, the notes would have been paid in full by our profitable business, the Stockholders would not have sustained a multimillion [dollar] loss and we would not have [been] financially devastated.

Because the Proponents directly cite their grievance with the Company as a reason for other stockholders to support the Proposal, we believe it is clear that the Proponents are using the Proposal to seek redress for their personal grievance.

Furthermore, the specific language of the resolution also calls into question whether the Proposal benefits stockholders generally. If adopted, the Proposal would prevent the Company from selling or foreclosing upon certain loans regardless of the surrounding circumstances and would place a cap on the interest rate the Company could charge with respect to those loans. It is hard to imagine a situation where restricting the Company's ability to deal with its assets as it deems appropriate and limiting the interest rate that it can charge would benefit stockholders as a whole.

In sum, the Proposal on its face relates to a personal grievance of the Proponents that would not benefit stockholders generally. Accordingly, the Proposal is excludable under Rule 14a-8(i)(4).

Moreover, we believe that the Proposal would be excludable even if the Staff considers the Proposal on its face to relate to a matter of general interest to all stockholders. Although the Proposal's resolution (without the supporting statement) is broadly drafted, the Commission has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(4), even if it is "drafted in such a way that it might relate to matters which may be of general interest to all security holders," if it is "clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." See Exchange Act Release No. 34-19135 (Oct. 14, 1982). Similarly, the Commission has recognized that where: "(i) a proponent has a history of confrontation with a company and (ii) that history is indicative of a personal claim or grievance" a proposal may be excluded even though on its face, the proposal does not reveal the underlying dispute. *International Business Machines Corporation* (December 28, 2010).

The Proponents have sent a number of letters to John G. Stumpf, Chairman, President and Chief Executive Officer of Wells Fargo, and to several of its Directors. Examples of these letters are attached as Exhibit B. The initial letter recites the history of the Proponents' relationship with Wells Fargo, including their assertion that they are in compliance with all terms of the loans described in the supporting statement except payment at maturity. The letter goes on to ask that Mr. Stumpf stop the sale of or foreclosure upon the loans and renegotiate the loans on specific terms suggested by the Proponents, including the interest rate. Subsequent letters demonstrate the personal nature of this dispute.

Just as the Proponents requested in the letters, the Proponents have submitted a proposal that would restrict the Company's ability to sell or foreclose upon loans that are secured by real estate and are in full compliance with their terms except payment at maturity and that would set specific parameters for the interest rate to be charged after the loan becomes due. We believe these letters are ample evidence that the Proponents submitted the Proposal as a direct result of their personal grievance against the Company. *See D.R. Horton, Inc.* (October 23, 2012) (proposal calling for audit of subsidiary for compliance will all state and federal laws was excludable as a personal grievance when submitted by a proponent who had filed numerous of lawsuits against the company and engaged in a letter-writing campaign). Accordingly, the proposal is excludable under Rule 14a-8(i)(4).

2. Wells Fargo may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to Wells Fargo's ordinary business operations

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). According to the 1998 Release, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word;" instead, the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Id. The Commission stated that this policy rests on two central considerations. The first is the subject matter of the proposal. In this regard, the Commission said that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Id.

Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Id.

A. The Proposal Relates to Wells Fargo's Ordinary Business Operations

Wells Fargo is a diversified financial services company, providing banking, insurance, investments, mortgage, and consumer and commercial finance through more than 9,000 stores, the internet, and other distribution channels across North America and elsewhere internationally. The Proposal would restrict when Wells Fargo management can decide to cease extending credit to its customers and prescribes the interest rate that Wells Fargo must charge with respect to such loans. The subject matter of the Proposal relates directly to Wells Fargo's ordinary business operations, as it addresses decisions that are part of management's day-to-day activities and also seeks to micro-manage complex matters that shareholders generally would not be in a position to make an informed judgment.

The Staff has previously recognized that proposals relating to lending decisions, credit policies and customer relations relate to a financial institution's everyday business operations and that lending decisions are particularly complex such that stockholders are generally not in a position to make an informed judgment. As such, the Staff has concurred that these types of proposals may be omitted under Rule 14a-8(i)(7). *See Mirage Resorts, Inc.* (avail. Feb. 18, 1997) (concurring in the exclusion of a proposal relating to business relationships and extensions of credit); *BankAmerica Corp.* (Mar. 23, 1992) (concurring in the exclusion of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit). For example, in *BankAmerica Corp.* (February 18, 1977), the Staff noted that "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the [c]ompany's principal businesses and part of its everyday business operations." *See also, e.g., Bank of America Corp.* (February 27, 2008) (concurring in the omission of a proposal requesting a report disclosing the company's policies and practices regarding the issuance of credit cards in reliance on Rule 14a-8(i)(7) because it related to "credit policies, loan underwriting and customer relations"); *Cash America International, Inc.* (March 5, 2007) (concurring in the omission of a proposal that requested the appointment of a committee to develop a suitability standard for the company's loan products, to determine whether loans were consistent with the borrowers' ability to repay, and to assess the reasonableness of collection procedures in reliance on Rule 14a-8(i)(7) because it related to "credit policies, loan underwriting and customer relations").

As in the proposals described above, the Proposal's subject matter relates to the Company's decisions regarding to whom and when to extend credit. In this case the decisions relate to when to extend credit under modified terms, what interest rate to charge under the modified terms, and when to cease extending such credit. The Company's policies regarding how to work with a borrower that is unable to pay a loan in full at maturity, what interest rate to charge such a borrower, and how to manage the loan's credit risk and collateral value all represent both fundamental day-to-day business decisions of a financial institution and matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Indeed, the Proposal's blanket prohibition on selling or foreclosing upon certain loans and its prescribed method for determining the interest rate are the very definition of micro-managing the Company's ordinary business operations. Accordingly, the Proposal may properly be omitted in reliance on Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. Proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . . ." Release No. 34-40018.

Although Wells Fargo is aware of the Staff's position that deficiencies in the foreclosure and modification processes for residential mortgages may raise significant policy issues, the Proposal does not focus on these issues. It does not claim that Wells Fargo improperly sold or foreclosed upon the types of loans addressed by the Proposal, nor does it claim that Wells Fargo improperly failed to modify those loans. It merely asserts that the sale or foreclosure upon those types of loans may, at times, result in a loss of capital for stockholders. Therefore, the Proposal clearly focuses on the Company's ordinary business operations.

Moreover, the restrictions set forth in the Proposal would apply to commercial loans secured by real estate as well as residential mortgages. Therefore, the scope of the Proposal would extend beyond the significant policy issues acknowledged by the Staff related to residential mortgage foreclosures and modifications. The Staff's practice has been to permit the exclusion of a proposal in its entirety where any portion touches on the company's ordinary business operations, even if some aspect of the proposal may raise significant policy concerns. *See Bank of America Corporation* (February 24, 2010). Accordingly, we believe the Proposal may be excluded because, to the extent the

Proposal relates to commercial loans, it does not raise any significant policy concerns and relates solely to the Company's ordinary business.

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Proposal from the 2013 Proxy Materials.

In accordance with Staff Legal Bulletin No.14D (November 7, 2008) ("SLB 14D"), this letter, including Exhibits A and B, is being submitted by e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter is being sent concurrently to the Proponent.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, I am taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff regarding the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-4652.

Very truly yours,



Jeannine E. Zahn
Senior Counsel

cc: Walter K. and Ellen C. Carlson

Walter K. Carlson & Ellen C. Carlson

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

Resolution

RESOLVED, that the stockholders of Wells Fargo & Company (the "Company") - insist its Board of Directors shall establish a policy for the company (including all wholly owned or majority controlled subsidiaries or entities) preventing the sale of or foreclosure upon loans, for which the collateral is real estate, which are in full compliance with all provisions the of note except payment in full upon reaching the due date of the note.

When a note is due, irrespective of current interest rates, the interest rate on said loans will not be reduced but may be increased to a rate equal to, but not more than one percent (1%) above the current average rate on the same class of loan negotiated by the bank for the preceding 30 days. At each subsequent anniversary of the maturity date of any such extended loan, the interest rate may be adjusted using the same methodology.

Supporting Statement

Wells Fargo sold (in lieu of foreclosure upon) notes guaranteed by Corporations we controlled even though all provisions of the loans, except full payment upon maturity date, had been complied with including, but not limited to, prompt and timely interest payments.

It is our understanding that the proceeds of the sale of said notes were far less than the face value of the notes, thereby creating a substantial loss of capital for Stockholders.

Had the company extended the maturity to a reasonable date in the future the notes would have been paid in full by our profitable businesses, the Stockholders would not have sustained a multimillion loss and we would not have be financially devastated.

It is our belief a large number of commercial and residential real estate loans on which the "loan to value" has fallen below the levels stated in the notes were and will be sold or foreclosed upon even though they were and are "current" thereby creating millions of dollars of losses to the Company resulting in loss of Stockholder equity. Many of these loans would have been or will be paid in full as the value of real estate recovers.

"Working" with those who have loans from Wells Fargo but have seen their equity in properties decrease would go a long way towards improving the public's poor perception the banking industry, including Wells Fargo.

REC'D MAR 1 0 2011

EXHIBIT B

FOUNTAIN LAKE OF BRADENTON, LLC
137 Osprey Point Drive,
Osprey, Florida, 34229
(941) 966-7721
management2000inc@earthlink.net

PALM COVE DEVELOPMENT OF BRADENTON, LLC
137 Osprey Point Drive,
Osprey, Florida, 34229
(941) 966-7721
management2000inc@earthlink.net

March 4, 2011

Rec'd by CRA RISK Management

MAR 1 0 2011

San Francisco, CA 48368

Richard D. McCormick
Member - Board of Directors
Wells Fargo Bank, N. A.
Executive Offices
420 Montgomery Street,
San Francisco, CA 94104

Dear Mr. McCormick,

As a director of Wells Fargo, I thought it important for you to review the way we were treated by management.

It is critical for your bank to produce increasing profits, but at what cost to borrowers and employees of companies who's properties were foreclosed without justification?

Attached is the history of a preventable disaster. I sincerely hope you will take a few minutes to review the chronology. We are decimated both individually and corporately, but perhaps, if you get involved, others and your stockholders will be treated with better business practices and ethics.

Sincerely yours,



Walter K. Carlson
Ex-President of the above two bankrupted Corporations.

Shame on you and Wells Fargo, Shame, Shame!

What a sad way to treat a borrower with a long term banking relationship (**<u>and</u>** your Stockholders).

I wrote the attached five page letter to you on November 17th (fully understanding there was a miniscule chance of you personally reading it). I did, however, expect that common courtesy and good business practice would dictate that a knowledgeable Assistant to the Chairman would direct my letter to the appropriate E.V.P. or other officer with authority to override a poor decision made locally.

No, instead the letter is sent to Charlotte? Two weeks later I receive a standard form letter (attached) referring us back to the ***same*** Special Situations Group in Tampa which made this ridiculous business decision in the first place.

Seems like someone in authority at Wells would have been interested in saving your Stockholders $8 - $10 Million from a completely unnecessary and unwarranted loss.

Since this was not the case, **I, as a stockholder, will attend the Stockholders Meeting and ask the question:**

Why would Wells Fargo *not* extend a loan in the most difficult real estate market the country has experienced since the great depression to two companies which: (1) Never missed an interest payment (2) Agreed to *increasing* the interest rate on the loan by two percent and (3) Share with the bank the more than $1,000,000 in yearly profits generated by these two companies?

I have no doubt what so ever that if my letter to you was handled properly, both Wells and our two companies would have come out of this situation, not only "whole" but profitable.

As a result of your foreclosure, 20 hard working employees have been laid off and are filing for unemployment benefits to survive and I have lost the fruits of 50 years of hard work. My son and partner in these business has lost all. Does Wells have any scruples at all?

This situation was not the same as your first job, repossessing cars. We were <u>current</u> and pleaded only for <u>a reasonable time</u> to pay off the principal. **Denied!**

It will be interesting to see how the Senate and House Banking Sub Committees treat these two foreclosures when their staff review the facts.

W.K. Carlson

FOUNTAIN LAKE OF BRADENTON, LLC
137 Osprey Point Drive,
Osprey, Florida, 34229
(941) 966-7721
management2000inc@earthlink.net

PALM COVE DEVELOPMENT OF BRADENTON, LLC
137 Osprey Point Drive,
Osprey, Florida, 34229
(941) 966-7721
management2000inc@earthlink.net

November 16, 2010

John G. Stumpf
President, Chairman and C. E. O.
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

Based upon your statement **"Integrity is not a commodity. Reputation is the core of a Corporation"** it is not too late for **Wells Fargo to Right a Wrong**. We are, however, in the eleventh hour.

The two family owned companies, shown above in the letterhead, borrowed $38,850,000 from Wachovia Bank in 2005 and 2006 which was applied to the purchase of two condominium complexes located in Bradenton, Florida. In addition to your financing, we have personally contributed $32,805,000 to these companies, which is far above the usual 20% to 25% equity typical with these types of loans. Our ongoing contributions reduced your exposure dramatically.

After major improvements to the two properties, we began to sell units and reduced the loan balances from $38,850,000 to $28,858,000.

The loans became payable in April of 2008, eight months after the market for selling Florida condominiums evaporated due to market conditions and a complete cessation of new loans by all lending entities. By this time, virtually all our personal assets had been invested in the properties. We notified Wachovia that we were unable to pay the principal.

Because of the experience we gained from being in the apartment rental business for over 20 years and the fact that sales of condominium units were impossible, we converted the remaining unsold condos into rental units. After the lease-up period, we have maintained a 97% occupancy ratio (an extremely difficult task in the post bust recessionary environment). The profits generated from rental income were re-invested in the properties which completed extensive renovations.

Although the loan matured, we continued to make interest payments and have done so through the latest payment made on November 1st. All payments were either on time or early.

After Wells Fargo acquired Wachovia, we began to negotiate a resolution to the loan with your Special Situations Group located in Tampa.

The offer set forth by this group on April 27, 2010 did nothing to solve either the bank's problem or our problem. The terms included a two year extension with the possibility of a third year. **However**, at the end of **each year**, the Net Constant Carry had to meet unachievable milestones in order to make the loans conforming. Additionally, the extension required a cash payment of $1,139,000 , an amount above what was left of our assets (excluding our homes and retirement accounts). Lastly, the proposed extension required we surrender 95% of profits for the duration of the extension.

We believe that Florida property values at the end of the proposed extension(s) will be lower than (or using, the best case scenario) unchanged from current prices. Therefore, we felt continuing to own and operated these two properties with no profit and the almost certainty of a future foreclosure made little sense. We have already lost five years of our lives to these properties and all our funds. Knowing, within the time parameters set forth, these two properties will not achieve conforming status, why would we commit to additional years of pain?

Because of the unacceptable terms offered by your bank, we agreed to a settlement allowing Wells to foreclose on the properties predicated on a settlement fee of $750,000, which we have paid. The foreclosure is proceeding, however, the Special Services Group has now decided not to take title of the properties but rather to sell the Foreclosure Judgment, thereby creating a delay which gives a short envelope of time for Wells Fargo to redress it's decision.

As a person involved in business for over 50 years, both as an E. V. P. with a Fortune 100 financial company and as an entrepreneur, I find it impossible to believe it is in Well Fargo's stockholders best interest to proceed with the current course of action.

Specifically, if the Foreclosure Judgment sale is consummated, we estimate the bank will unnecessarily lose $6 to $9 million.

We realize that in the overall operation of Wells Fargo this is an insignificant blip, but it makes absolutely no sense to write off a loan that will be **paid in full**, given time.

Last week, I met with the Special Services Group for a second time and pleaded for an extension that would assure a profitable outcome for both parties, **specifically a 4 1/4% 30 year self amortizing** loan with a balloon in 12 or so years (identical to the loan you are advertising for home loans (with no balloon) which are considerably more costly to service. This time period would, give us a realistic opportunity to pay off these loans and/or bring the properties to market.

We realize such an extension would not be a "conforming" loan but the "Policy Statement on Prudent Commercial Real Estate Loan Workouts" issued last October by a consortium of governmental agencies, including the FRB, FDIC and OCC clearly states, **if the lender has "a degree of protection by the cash flow from business operations, loans that are not conforming may be renegotiated"** Because of our profitability, we are the "Poster Boy" candidate for inclusion in this ruling.

Your Annual Report states that you have reduced mortgage payments for 1.2 million homeowners through refinancing. My educated guess is that the majority of these homeowners (certainly those in Florida) will again fall behind payments and you will have to foreclose in the next year or two. We, on the other hand, are asking that you allow us to increase the interest rate we have been paying by about 2%.

The Special Services Group stated our loan has been written off and the bank was ready to absorb the loss resulting from a sale at today's depressed prices. Certainly, this accounting procedure can be reversed by Wells Fargo's top management.

We realize good management practices require backing the decisions of subordinates. It was, however, made clear to us that your Tampa group did not have the authority to grant our request for a longer term profitable (for both parties) loan. This is why we are coming to you.

Of course, it is possible for Wells Fargo to realize greater profits from other types of loans. However, even at substantially higher interest rates, it will take years to recover your loss through higher payments from other sources. Obviously, at 4 1/4 % you would be doing twice as well as borrowing from the Fed at near 0% and buying Treasuries at 2.5%.

Also, we suspect that our loan, if modified to 30 years, will be a "hit" to your capital, but the hit to our capital will be complete and terminal. Certainly Wells Fargo's overall billions of balance sheet dollars will not be materially affected and, you will be able to reduce your write off account by millions.

There is no question that we can cover both the interest and principal payments of a longer term loan with a reasonable interest rate and still have adequate profits to cover contingencies. As I mentioned earlier, we have been in the apartment business for 20 years and have been consistently successful. Our success is what generated the $32.8 million which we invested in these two properties.

We have always been under the impression that, after demonstrating our commitment of energy, time, and all our available capital and, recognizing our ability to operate profitably, the bank would work with us to develop a reasonable solution to a loan which could not be paid when due. Please prove our confidence in the banking industry, and specifically, Wells Fargo and Company.

Although the loan matured, we continued to make interest payments and have done so through the latest payment made on November 1st. All payments were either on time or early.

After Wells Fargo acquired Wachovia, we began to negotiate a resolution to the loan with your Special Situations Group located in Tampa.

The offer set forth by this group on April 27, 2010 did nothing to solve either the bank's problem or our problem. The terms included a two year extension with the possibility of a third year. **However**, at the end of **each year**, the Net Constant Carry had to meet unachievable milestones in order to make the loans conforming. Additionally, the extension required a cash payment of $1,139,000 , an amount above what was left of our assets (excluding our homes and retirement accounts). Lastly, the proposed extension required we surrender 95% of profits for the duration of the extension.

We believe that Florida property values at the end of the proposed extension(s) will be lower than (or using, the best case scenario) unchanged from current prices. Therefore, we felt continuing to own and operated these two properties with no profit and the almost certainty of a future foreclosure made little sense. We have already lost five years of our lives to these properties and all our funds. Knowing, within the time parameters set forth, these two properties will not achieve conforming status, why would we commit to additional years of pain?

Because of the unacceptable terms offered by your bank, we agreed to a settlement allowing Wells to foreclose on the properties predicated on a settlement fee of $750,000, which we have paid. The foreclosure is proceeding, however, the Special Services Group has now decided not to take title of the properties but rather to sell the Foreclosure Judgment, thereby creating a delay which gives a short envelope of time for Wells Fargo to redress it's decision.

As a person involved in business for over 50 years, both as an E. V. P. with a Fortune 100 financial company and as an entrepreneur, I find it impossible to believe it is in Well Fargo's stockholders best interest to proceed with the current course of action.

Specifically, if the Foreclosure Judgment sale is consummated, we estimate the bank will unnecessarily lose $6 to $9 million.

We realize that in the overall operation of Wells Fargo this is an insignificant blip, but it makes absolutely no sense to write off a loan that will be **paid in full**, given time.

Last week, I met with the Special Services Group for a second time and pleaded for an extension that would assure a profitable outcome for both parties, **specifically a 4 1/4% 30 year self amortizing** loan with a balloon in 12 or so years (identical to the loan you are advertising for home loans (with no balloon) which are considerably more costly to service. This time period would, give us a realistic opportunity to pay off these loans and/or bring the properties to market.

Allow us to save our two properties and a total of over 50 years of hard work (which is how we accumulated the millions of dollars invested). All will be lost without your help.

By rethinking Wells Fargo's decision to foreclosure and doing the "right thing" your loss will be reduced to <u>ZERO.</u>

Renegotiate our loan with the terms mentioned previously, which in turn, will secure a long term profitable outcome for both of us.



Walter K. Carlson

Managing Member for both Fountain Lake of Bradenton, LLC and Palm Cove Development of Bradenton, LLC

P. S. To date, in addition to the $10 Million in principal reduction, we have paid Wachovia and Wells Fargo a total of $9,755,000 in fees and interest. See attached worksheet.

Paid to Wells Wachovia / Wells Fargo	
Loan reducton	$9,999,200
Interest	$8,139,826
Fees	$1,015,000
Profit agreed to in recent settlement	$600,000
Total:	**$19,754,026**

Carlson's Loss

Walter & Ellen Carlson's Contributions	($25,870,000)
Richard Carlson's Contributions	($6,760,000)
Settlement Fee	($750,000)
Less:	
Profit Earned 2010 - Feb - June	$500,000
Management Fees Earned - July - Dec	$75,000
Total:	**($32,805,000)**



Our vision: Where we're going

This is about our vision for being known as one of the world's great companies. This is not a task. This is a journey. Every journey has a destination. To reach it, we have an ambitious vision — which is the character of our company in action:

We want to satisfy all our customers' financial needs and help them succeed financially.

WE SURE HOPE THIS IS POSSIBLE

Our vision of financially satisfied, successful customers is based on a simple, time-tested premise. We believe our customers can save more time and money if — after carefully shopping around and comparing choices — they bring *all* their financial services to one trusted provider. Some people believe it's smarter to disperse risk by dividing their assets among a half-dozen or more providers. A laudable goal, but then what? They have to monitor the performance, ethics and reputation of a half-dozen or more providers. They waste time keeping track of where their assets are. They drown in monthly account statements. They can't take advantage of volume discounts. If you find one trusted provider that can satisfy *all* your financial services needs and save you time and money, why not bring *all* your business to that trusted provider?

This isn't as easy as it sounds. If it were, it wouldn't be a competitive advantage for us. There's always a premium, however, on things that can't be replicated. Our journey toward our vision has required persistence and determination and has resulted in steady progress for more than two decades. But we still have much to learn, teach, share and, as always, more of our customers' financial needs to satisfy. For example, our own customers still give about half their financial business to our competitors! Our job — central to our vision — is to make it easy for customers to bring us more of their business so we can satisfy all their financial needs. Our vision has nothing to do with transactions, pushing products or getting bigger for the sake of bigness. It's about building lifelong relationships one customer at a time. Each of our customers defines "financial success" differently and very personally. This includes the desire for financial security and self-sufficiency. The desire to be financially literate. The desire to be disciplined and focused on spending, saving and investing to own a home, start or grow a business, save for education, or prepare for retirement. And because no one lives in a vacuum, the desire for the economic success of their neighborhood and community.

There's a difference between our vision and our results. We're careful not to put the second ahead of the first. We never put the stagecoach in front of the horses. This may sound odd to some, but we don't believe our first job is to make a lot of money. Nowhere in our vision statement will you find "we want to make a lot of money." Our first job is to understand our customers' financial objectives, then offer them products and solutions to help satisfy those needs so they can be financially successful. If we do that right, then all sorts of good things happen for all our stakeholders including our shareholders.

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Office of the President
1525 West W.T. Harris Boulevard
D1108-030
Charlotte, NC 28262-8532



December 3, 2010

WACHOVIA
A Wells Fargo Company

Mr. Walter K. Carlson
Management 2000 Inc.
137 Osprey Point Drive
Osprey FL 34229

Re: Wachovia Loan, Palm Cove Development of Bradenton, LLC

Dear Mr. Carlson:

Thank you for your correspondence dated November 16, 2010. Your letter addressed to John Stumpf was forwarded to Wachovia's Office of the President for investigation and response. I appreciate the opportunity to respond to your concerns.

It is never pleasant to learn we have failed to meet our customer's expectations, and I sincerely extend my apology on behalf of Wachovia for any frustration this matter has caused. Please be assured that additional investigation has been completed, yet the outcome of this investigation concurs with Wachovia's prior review of your concerns. Unfortunately, we are unable to grant your request for the terms iterated in your correspondence. I respectfully direct you to contact Mr. Carl. M. Roeder at (813) 202-7206 with any questions regarding the loan. I am sorry for any disappointment caused by our decision.

Mr. Carlson, thank you again for bringing your concerns to our attention. While we realize the information provided is not response you were seeking, we hope this letter serves to clarify Wachovia's position regarding this matter.

Sincerely,

Jennie Gilmer

Jennie Gilmer
Assistant Vice President
Office of the President

cc: Carl M. Roeder

W. K. Carlson

*** FISMA & OMB Memorandum M-07-16 ***

DENVER CO 802

04 MAR 2011 PM 11 L



A0101-121

Richard D. McCormick
Member - Board of Directors
Wells Fargo Bank, N. A.
Executive Offices
420 Montgomery Street,
San Francisco, CA 94104

PERSONAL & CONFIDENTIAL 94104+1298

